SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item

1.	Agenda of Extraordinary General Stockholders’ Meeting

2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Extraordinary General Stockholders’ Meeting

3.	Agenda of General and Special Class “A” Preferred Stockholders’ Meeting

4.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the General and Special Class “A” Preferred Stockholders’ Meeting

Item 1

AGENDA OF EXTRAORDINARY GENERAL

STOCKHOLDERS’ MEETING

1)	Amendment to Section Fifteen of the Company’s bylaws. Consideration of the Company’s amended and restated bylaws. Authorizations.

2)	Appointment of two stockholders to approve and sign the Minutes.

NOTE I: To attend the shareholders’ meeting, Class A Preferred Stockholders and Ordinary Stockholders shall notify of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is October 20, 2010, at 5.00 p.m. The shareholders’ meeting shall be held in a domicile other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution No. 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Item 2

Proposals made by the Board of Directors in connection with

each of the Items of the Agenda for the Extraordinary

General Stockholders’ meeting (the “Meeting”).

First Item: It is proposed that (1) Section Fifteen of the Company’s bylaws be amended as follows: “SECTION 15: The direction and administration of the Company shall be handled by a Board of Directors, with its number of members to be determined by a Shareholders Meeting, between a minimum of four regular members and a maximum of eight, and equal number of alternate members. A Shareholders Meeting shall appoint alternate members in a number equal or inferior to that of the regular members, and for the same term, in order to fill in any vacancies that may be created, pursuant to the order or method set forth by the Shareholders Meeting. If the Company had issued shares of preferred stock and, pursuant to their terms of issuance or applicable law, such shares were entitled to vote in all corporate matters, then all shares of preferred stock with such right, in the aggregate, shall be considered a class for purposes of appointing the members of the Board of Directors, in which case they will be entitled to appoint one regular member and one alternate member. For that purpose, in such case the number of regular and alternate members shall be increased with one additional regular member and one additional alternate member. The members of the Board of Directors shall serve for one fiscal year and shall be re-eligible. During their first meeting, the members of the Board of Directors shall appoint the President and the Vice President among the members of the Board of Directors appointed by the shares of common stock. The Vice President shall replace the President in case of absence or inability. The Board of Directors shall meet once every three months and at any other time as determined by the Board The Board of Directors meetings shall be called with an advance notice of not less than 20 days for ordinary matters and five days for urgent matters. Such notice shall be delivered by the President or the Vice President to all members of the Board of Directors at their special domiciles by means of a certified letter with receipt confirmation or any other confirmable means, including telex or fax. Such notice shall include the meeting’s date, time, place and agenda. Delivery of such notice will not be required if all members of the Board of Directors are present. The Board of Directors meetings shall be held in the jurisdiction of the Company’s registered domicile and abroad. Members representing a majority of the votes shall constitute a quorum at all Board of Directors meetings, and resolutions shall be passed with a majority of member votes present. In case of a tie, the President shall have a double vote. Such double vote shall not be exercised if the Vice President is in charge of the Company’s Presidency. The Board of Directors meetings may also be held by teleconference, in which case quorum shall be constituted by both the members present at the meeting and those who are away. The minutes reflecting such meetings shall be prepared and executed by all members of the Board of Directors and the Supervisory Board who are present at the meeting within five (5) days of it having been held. The members of the Supervisory Board shall take note in the minutes of the names of the directors who are away during the meeting and of the regularity of all resolutions passed during such meeting. The minutes shall reflect the sayings of both the directors present and those who are away, and their respective votes in connection with each resolution passed by the Board. The compensation for the services rendered by the members of the Board of Directors shall be determined by the Shareholders Meeting.” and (II) that the Company adopts new amended and restated bylaws.

It is also proposed that the amendment to the Company’s bylaws be instrumented privately (with the signature and legal capacity certified by a notary public) and that Dras. Magdalena Maria Herrera Poitevin and Adela Alicia Codagnone be appointed so that any of them, individually and indistinctly, carry out all acts necessary to obtain the approval and registration of the bylaws’ amendment and restatement, granting them ample powers to arrange for the publications required by law and comply with all other steps required by the Comisión Nacional de Valores (equivalent to the SEC), the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), the Inspección General de Justicia (the Corporations Office) and any other applicable authority or agency, with the ability to make statements, respond to any objections and demands made by any of such authorities, and perform all other acts and actions necessary to fully comply with the instructions to be given to them.

Second Item: It is proposed that the Shareholders appoint the two shareholders who have registered the highest number of shares to participate in the Meeting to approve and sign the minutes thereof.

Item 3

AGENDA OF GENERAL AND SPECIAL CLASS

“A” PREFERRED STOCKHOLDERS’ MEETING

1)	Consideration of the performance of the Board of Directors and the Supervisory Committee from April 30, 2008 until the date of this shareholders’ meeting.

2)	Determination of the number of regular and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).

3)	Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

4)	Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

5)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

6)	Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

7)	Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to Ps. 324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3 of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

8)	Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

9)	Appointment of two stockholders to approve and sign the Minutes.

NOTE I: To attend the shareholders’ meeting, Class A Preferred Stockholders and Ordinary Stockholders shall notify of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is October 20, 2010, at 5.00 p.m. Common stockholders shall be the only stockholders to take part in the election of directors on Item Four. Class A Preferred Stockholders shall be the only stockholders to take part in the election of directors pursuant to Item Three. The shareholders’ meeting shall be held in a domicile other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution No. 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Item 4

Proposals made by the Board of Directors in connection with each of the

Items of the Agenda for the General and Special Class “A”

Preferred Stockholders’ meeting (the “Meeting”).

First Item: The performance of the Board of Directors and of the Supervisory Committee that have served since April 30, 2008 until the date of the Meeting is subject to consideration at the Meeting.

Second Item: It is proposed that during Fiscal Year 2010 the Board of Directors be composed of six regular members and six alternate members. Please note that this proposal includes the regular and alternate members to be appointed by the shareholders of Class A preferred stock at the Special Shareholders’ Meeting.

Third Item: The Board of Directors refrains from making a proposal on this Item. The Board reminds those shareholders proposing candidates for the Board of Directors and the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores. The Board also reminds those shareholders that for purposes of forming the Audit Committee, at least three regular members of the Board of Directors that qualify as “independent” under Rule 10 A-3 of the Securities and Exchange Commission (one of them being the regular member to be appointed by the shareholders of Class A preferred stock), two of which must also qualify as “independent” under the rules of the Comisión Nacional de Valores, must be appointed at the Meeting. In addition, one or more alternate members that qualify as “independent” under both sets of rules, must be appointed at the Meeting, in case any regular members of the Audit Committee need to be replaced.

Fourth Item: The Board of Directors refrains from making a proposal on this Item and refers to the reminders set forth in the proposal on the Third Item.

Fifth Item: The Board of Directors refrains from making a proposal on this Item and refers to the reminders set forth in the proposal on the Third Item.

Sixth Item: The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2007 is subject to consideration at the Meeting.

Seventh Item: The Board proposes that an aggregate amount of AR$324,000 (equivalent to 0.10% of the “Calculated Profits,” determined pursuant to Section III of the Rules of the Comisión Nacional de Valores as of December 31, 2007) be paid to the board of directors that served during fiscal year 2007, to be distributed among its independent members in the manner to be decided by the Board of Directors. The Audit Committee considered the proposal included in this Item to be reasonable in its opinion delivered in anticipation of the Board of Directors meeting held on March 27, 2008.

Eighth Item: The Board proposes that an aggregate amount of AR$105,000 be paid to the Supervisory Committee for the fiscal year 2007, to be distributed among its regular members in a manner to be decided by them.

Ninth Item: The Board of Directors proposes that the election of two shareholders to approve and sign the minutes be subject to consideration at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	September 29, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
		Name:	José Gustavo Pozzi
		Title:	General Manager